Exhibit 99.1

Simpson Manufacturing Announces Special Meeting of Shareholders

FOR IMMEDIATE RELEASE

January 31, 2017

PLEASANTON, California – JANUARY 31, 2017 – Simpson Manufacturing Co. Inc. (NYSE: SSD) today announced that it will convene a special meeting of shareholders expected to be held on or around March 28, 2017. The special meeting will provide shareholders with the opportunity to vote on proposals to amend the certificate of incorporation and the bylaws of Simpson Manufacturing.

Specifically, shareholders will be asked to (1) declassify the company’s board of directors over a three-year period and provide that directors be elected for one-year terms beginning at Simpson Manufacturing’s 2017 annual meeting of shareholders, and (2) eliminate cumulative voting in the election of directors.

Simpson always welcomes the viewpoints of all of its shareholders. Consistent with this commitment, the board is submitting these proposals after extensive engagement, including multiple conversations with shareholders representing more than 50 percent of shares outstanding. These constructive discussions provided the board with feedback on the company’s corporate governance practices and executive compensation program. Shareholders provided valuable input on several points, including Simpson’s classified board, shareholder rights plan, cumulative voting, compensation program and compensation risk policies.

In response to this feedback, the board took – and continues to take – a number of actions to enhance its corporate governance practices and executive compensation practices, including the termination of its shareholder rights plan. In addition, the board will submit to a vote to all shareholders those matters requiring shareholder approval – specifically the declassification of the board and the elimination of cumulative voting. The board believes these actions demonstrate Simpson’s steadfast commitment to shareholder democracy and ensure that the board’s decisions reflect the consensus of a majority of its shareholders. Notably, while Simpson’s shareholders have indicated broad support for the declassification of the board, the impact of such a declassification heightens concurrent shareholder concerns regarding the impact of cumulative voting – post-declassification like this would result in shareholders holding only 11 percent of its shares being able to unilaterally seat a director candidate.

Additional meeting details will be included in the company’s forthcoming proxy statement, which will be mailed to all shareholders eligible to vote at the special meeting. Shareholders are not required to take any action at this time.

About Simpson Manufacturing Co. Inc.

Simpson Manufacturing Co., Inc., headquartered in Pleasanton, California, through its subsidiary, Simpson Strong-Tie Company Inc., designs, engineers and is a leading manufacturer of wood construction products, including connectors, truss plates, fastening systems, fasteners and shearwalls, and concrete construction products, including adhesives, specialty chemicals, mechanical anchors, powder actuated tools and fiber reinforcing materials. The Company's common stock trades on the New York Stock Exchange under the symbol "SSD."

Important Additional Information

Simpson Manufacturing Co., Inc., (the “Company”), its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from Company stockholders in connection with the matters to be considered at the Company’s special meeting of stockholders expected to be held on or around March 28, 2017. The Company intends to file a preliminary proxy statement and proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Company stockholders. COMPANY STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials filed by the Company with the SEC. Stockholders will be able to obtain the proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at http://www.simpsonmfg.com, by writing to the Company at 5956 W. Las Positas Blvd., Pleasanton, CA 94588, or by calling the Company’s proxy solicitor D.F. King at (212) 269-5550.

Contacts

Eric Savitz

esavitz@brunswickgroup.com

(415) 671-7676

Brian Baker

bbaker@brunswickgroup.com

(415) 671-7676